Exhibit 2

NXP Semiconductors Announces Fourth Quarter 2008 Results

Q4 Highlights

•      Q4 sales at USD 979*) million vs. USD 1,216**) million in Q3 and USD 1,678 million in Q4 of 2007

•      Comparable QoQ sales decrease of 21.9% and comparable YoY sales decrease of 25.6%.

•      Q4 2008 Adjusted EBITDA at USD 41 million, compared to USD 147 million in Q3 of 2008 and USD 349 million in Q4 of 2007

•      Cash position of USD 1,796***) million at the end of Q4 2008 compared to USD 1,535 million at the end of Q3 2008

•      Factory loading at 56% in Q4 2008, compared to 68% in Q3 2008

•      Book to bill ratio of 0.71 in Q4 2008 compared to 1.00 in Q3 2008

*) Excluding USD 47 million subsequent wafer sales to ST-NXP Wireless JV in Q4

**)Excluding USD 120 million sales in July 2008 of the divested wireless business and excluding USD 38 million subsequent wafer sales to ST-NXP wireless

***) Including USD 400 million drawn down from NXP’s revolving credit facility

Eindhoven, The Netherlands, March 3, 2009 — NXP Semiconductors today announced fourth quarter sales of USD 979 million, a comparable decrease of 21.9% over the third quarter of 2008 and a comparable decrease of 25.6% over the fourth quarter of 2007, reflecting difficult and deteriorating market conditions towards the end of 2008. Adjusted EBITDA in the fourth quarter was USD 41 million. Adjusted EBITA showed a loss of USD 84 million this quarter compared to a profit of USD 148 million in the same period last year and a profit of USD 15 million in the previous quarter.

Considerable advances were made in the fourth quarter towards the execution of the redesign plans announced during the third quarter of 2008 on September 12.

The cash position was USD 1,796 million at the end of the fourth quarter, which includes USD 400 million drawn down from NXP’s revolving credit facility. The Q4 cash position compares with USD 1,535 million at the end of Q3 2008.

Outlook: our ability to give guidance on our expected first quarter revenues is limited, due to the unusual conditions prevailing in the semiconductor industry.  However based on overall consumer sentiment, recent order book development, and expected future trading levels, we now foresee a 30% to 40% sequential sales decline in the first quarter on a business and currency comparable basis.

Visibility of sales for the year ahead is even more limited. In particular, we are unable to determine when the current severe downturn in the semiconductor industry will abate. However, our current expectation is that our 2009 revenues will be lower than our 2008 revenues, and the size of this decline could be significant. A decline, combined with the large cash cost of our Redesign Program, would lead to reduced liquidity at the end of 2009.

The full Q4 report is available on the NXP website (www.nxp.com/investor). Please note that we will not be holding a conference call this quarter due to legal restrictions relating to the private exchange offer announced earlier today.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 30,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media:
Lieke de Jong-Tops
Tel. +31 40 27 25202
lieke.de.jong-tops@nxp.com